FIRST AMENDMENT TO 2007 INCENTIVE STOCK AND AWARDS PLAN

FIRST AMENDMENT TO 2007 INCENTIVE STOCK AND AWARDS PLAN, dated November 11, 2009 (the “First Amendment”), adopted by the Board of Directors, (the “Board”) of KeyOn Communications Holdings, Inc., a Delaware company (“KeyOn” or the “Company”).

BACKGROUND

WHEREAS, the Board, in its capacity as administrator of the Company’s 2007 Incentive Stock and Awards Plan (the “2007 Plan”), needed to increase the number of shares reserved for issuance under the 2007 Plan in order to satisfy grants made to certain participants;

WHEREAS, at a meeting of the Board, the number of shares reserved for issuance was increased by 190,000 as further provided in this First Amendment;

NOW, THEREFORE, the 2007 Incentive Stock and Awards Plan is hereby amended as follows:

Paragraph 6(a) “Plan Reserved” is hereby deleted in its entirety and replaced to read:

6 (a) Plan Reserve. Subject to adjustment as provided in Section 15, an aggregate of 2,440,000 Shares are reserved for issuance under this Plan. The number of Shares reserved for issuance under this Plan shall be reduced only by the number of Shares delivered in payment or settlement of Awards. Notwithstanding the foregoing, the Company may issue only 2,440,000 Shares upon the exercise of incentive stock options.

BY THEIR SIGNATURES BELOW, EACH OF THE UNDERSIGNED REPRESENT THAT THEY HAVE READ THE FOREGOING AND FULLY UNDERSTAND AND AGREE TO EACH AND ALL OF THE TERMS AND CONDITIONS SET FORTH HEREIN.

All other terms and the Conditions of the Agreement shall remain unchanged.

IN WITNESS WHEREOF, the Board has approved and executed this First Amendment set forth above.

Jonathan Snyder	A. Robert Handell

By: /s/ Jonathan Snyder	By: /s/ A. Robert Handell
Name: Jonathan Snyder	Name: A. Robert Handell
Its: Chairman	Its: Secretary